February 26, 2007

Via U.S. Mail and Facsimile (011-81-3-5561-4425)

Kunio Ishihara
President and Director
Millea Holdings, Inc.
Tokyo Kaijo Nichido Building Shinkan
2-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005, Japan

	Re:	Millea Holdings, Inc.
		Form 20-F for the Fiscal Year Ended March 31, 2006
		Filed September 27, 2006
		File No. 0-31376

Dear Mr. Ishihara:

      We have reviewed your response letter dated February 7, 2007 and have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We refer you to the discussion of your Iran-related operations on page 38 of the Form 20-F. In future filings that include this discussion, please revise the last sentence of the paragraph to couch your conclusion regarding the materiality of your activity as your opinion or belief.

* * * * *

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Jeffrey Riedler
		Assistant Director
	Division of Corporation Finance

Kunio Ishihara
Millea Holdings, Inc.
February 26, 2007
Page 1